United States securities and exchange commission logo





                           March 31, 2022

       Snehal Patel
       Chief Executive Officer
       Greenwich LifeSciences, Inc.
       3992 Bluebonnet Dr., Building 14
       Stafford, TX 77477

                                                        Re: Greenwich
LifeSciences, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 25,
2022
                                                            File No. 333-263855

       Dear Mr. Patel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gary
Guttenberg at (202) 551-6477 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jeffrey Fessler